Morgan Stanley Frontier Emerging Markets Fund, Inc.

522 Fifth Avenue

New York, New York 10036

August 19, 2008

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attn:                    Larry L. Greene, Division of Investment Management

                                                Mail Stop 0505

Re:                               Morgan Stanley Frontier Emerging Markets Fund, Inc.

                                                (File Nos. 333-150859; 811-22202)

Dear Mr. Greene:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Morgan Stanley Frontier Emerging Markets Fund, Inc. (the “Company”) hereby requests that the effectiveness for the above-referenced Registration Statement on Form N-2 be accelerated to 10:00 a.m., New York time, on August 22, 2008, or as soon thereafter as practicable.  The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ Mary E. Mullin
Name:	Mary E. Mullin
Title:	Secretary